Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Six Months Ended
(In millions)	June 30,

	2013	2012

Portion of rentals representing interest,
including discontinued operations	$13	$11

Capitalized interest,
including discontinued operations	12	37

Other interest and fixed charges,
including discontinued operations	150	111

Total fixed charges (A)	$175	$159

Earnings-pretax income with
applicable adjustments (B)	$3,085	$2,920

Ratio of (B) to (A)	17.63	18.36